Exhibit 99.1

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2025

	Six months ended December 31,
	2023(RMB)	2024(RMB)	2024 (US$)	Change (%)
(In thousands, except per ADS data and percentages)
Total net revenues	35,577	715,761	98,059	1911.9%
Loss from operations	(27,420)	(496,373)	(68,003)	1710.3%
Gains from the disposal of subsidiaries	-	896,085	122,763	N/A
Net (loss) income attributable to the Company’s shareholders	(33,252)	232,110	31,798	N/A
Diluted net (loss) earnings per ADS	(0.526)	0.126	0.018	N/A
Cash, cash equivalent, short-term investments at end of the period	1,561,462	889,018	121,795	(43.1)%

UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2025

The Company obtained control of the AIFU Inc.(“AIFU”) at the end of December 2023 upon the completion of the transfer of shares according to the written share exchange agreement and when effective control being operationally obtained. The Company’s significant year-over-year growth in the first half of fiscal year 2025 from July 1, 2024 to December 31, 2024 is primarily attributable to the acquisition of AIFU. In contrast, the comparative financial results for the first half of fiscal year 2024 from July 1, 2023 to December 31, 2023 do not include any profits of AIFU, as the acquisition was completed since December 31, 2023.

Net revenues

Net revenues for the first half of the fiscal year 2025 were RMB715.8 million (US$98.1 million), representing a 1911.9% increase from RMB35.6 million for the same period of the fiscal year 2024, primarily due to the acquisition of controlling interests in AIFU.

●	Net revenues for insurance agency business increased by 100% from nil for the first half of fiscal year 2024 to RMB430.3 million (US$59.0 million) for the first half of fiscal year 2025 due to the acquisition of AIFU. Revenues generated from the agency business accounted for 60.1% of our total net revenues for the first half of fiscal year 2025. Net revenues from our insurance agency business consist of net revenues derived from our life insurance business and non-life insurance business.

Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business were RMB357.5 million (US$49.0 million) for the first half of fiscal year 2025. Net revenues generated from our life insurance business accounted for 49.9% of our total net revenues for first half of fiscal year 2025. Total life gross written premiums (“GWP”) was RMB5.9 billion for the first half of fiscal year 2025, of which first year premium (“FYP”) were RMB0.6 billion while renewal premiums were RMB5.3 billion.

Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products, including medical insurance, accident insurance, travel insurance and homeowner insurance products and to a lesser extent from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products. Net revenues for the non-life insurance business were RMB72.9 million (US$10.0 million) for first half of fiscal year 2025. Net revenues generated from the non-life insurance business accounted for 10.2 % of our total net revenues for first half of fiscal year 2025.

●	Net revenues generated from our claims adjusting business increased by 100% from nil for the first half of fiscal year 2024 to RMB254.9 million (US$34.9 million) for the first half of fiscal year 2025. Revenues for the claims adjusting business were mainly derived from commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for 35.6% of our total net revenues for the first half of fiscal year 2025.

●	Net revenues generated from our wealth management services and others for the first half of the fiscal year 2025 were RMB30.5 million (US$4.2 million), representing a 14.3% decrease from RMB35.6 million for the same period of the fiscal year 2024. Revenues generated from wealth management services and others accounted for 4.3% of our total net revenues for the first half of fiscal year 2025.

Net revenues generated from the distribution of publicly raised fund products for the first half of the fiscal year 2025 were RMB28.2 million (US$3.9 million), representing a 14.6% increase from RMB24.6 million for the same period of the fiscal year 2024. This growth was mainly attributed to the boost from our institutional business. We have successfully attracted more institutional clients through a series of measures including enhancing the efficiency of our core transaction system, boosting our brand and reputation awareness, and broadening our product offerings. The transaction value contributed by institutional clients reached RMB97.8 billion for the first half of the fiscal year 2025, compared to 4.8 billion for the first half of the fiscal year 2024.

Net revenues generated from the distribution of privately raised fund products for the first half of the fiscal year 2025 were RMB2.3 million (US$0.3 million), representing a 59.6 % decrease from RMB5.7 million for the same period of the fiscal year 2024. The decrease was driven by two key factors: (i) heightened macroeconomic uncertainty and capital market volatility dampened investor risk appetite, resulting in a 27.2% decrease in private fund transaction value—from RMB21.7 million in the first half of fiscal year 2024 to RMB15.8 million in the first half of fiscal year 2025, which in turn reduced commission income (including management fees); and (ii) to better align with evolving investor preferences, we prioritized institutional clients in the publicly raised fund business.

Operating Costs and Expenses

Total operating costs and expenses increased by RMB793.2 million, or 1259.2%, from RMB63.0 million for the first half of the fiscal year 2024 to RMB856.2 million (US$117.3 million) for the first half of the fiscal year 2025, primarily due to the acquisition of controlling interests in AIFU which led to a100% increase in both insurance agency segment and claims adjusting segment.

●	operating costs and expenses for our insurance agency segment increased by 100% from nil for the first half of the fiscal year 2024 to RMB567.3 million (US$77.7 million) for the first half of the fiscal year 2025 due to the acquisition of AIFU.

●	operating costs and expenses for our claims adjusting segment increased by 100% from nil for the first half of the fiscal year 2024 to RMB246.4 million (US$33.8 million) for the first half of the fiscal year 2025 due to the acquisition of AIFU.

●	operating costs and expenses for our wealth management services segment decreased from RMB63.0 million for the first half of the fiscal year 2024 to RMB42.5 million (US$5.8 million) for the first half of the fiscal year 2025, primarily due to (i) a decrease by 13.8 million in labor cost related to the optimization of our sales and marketing team and our administrative workforce and (ii) a decrease by 4.2 million in financial advisor commissions, primarily due to lower volume of wealth management products purchased by the individual clients referred to the Company by financial advisors.

Impairment loss

Impairment loss on goodwill and intangible asset for the first half of the fiscal year 2025 primarily consisted of the impairment loss recognized on goodwill and intangible asset arising from acquisition of AIFU. Based on the underperformance of acquired business that the actual revenue and operating income declined as compared with projected results of current period, which was mainly due to the release of new industrial regulatory rules, a slowdown in macroeconomic condition and a sustained decrease in stock prices, we determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. Consequently, we recognized impairment losses on goodwill and intangible assets amounting to RMB355.9 million (US $48.8 million) for the first half of fiscal year 2025, compared to nil in the same period of the prior fiscal year.

Loss from operations

As a result of the foregoing factors, we recorded a loss from operations of RMB496.4 million (US$68.0 million) for the first half of the fiscal year 2025, increased by 1710.3% from RMB27.4 million for corresponding period of the fiscal year 2024.

Net loss from fair value change

Net loss from fair value change was RMB4.7 million (US$0.6 million) for the first half of the fiscal year 2025, compared to nil for the first half of fiscal year 2024, which primarily reflected an unrealized loss of RMB4.7 million representing a change in the fair value of the contingent consideration in regard to AIFU’s business combinations in the first quarter of 2023.

Investment income

Investment income was RMB21.9 million (US$3.0 million) for the first half of the fiscal year 2025, compared to RMB68,000 for the first half of fiscal year 2024, which primarily related to the realized gain on available-for-sale investments.

Gains from the disposal of subsidiaries

Gains from the disposal of subsidiaries for the first half of the fiscal year 2025 was RMB896.1 million (US$122.8 million), increased by 100% from nil for the first half of fiscal year 2024. Gains from the disposal of subsidiaries mainly represents gain from disposal of RONS Technology and Xinbao Investment and their subsidiaries for the first half of the fiscal year 2025.

Income Tax Expense

We recognized income tax expense of RMB79.8 million (US$10.9 million) for the first half of the fiscal year 2025, representing an increase of 904.2% from RMB7.9 million for the same period of the fiscal year 2024.

Net (Loss) Income

As a result of the foregoing factors, we recognized net income of RMB313.2 million (US$42.9 million) for the first half of the fiscal year 2025, compared to net loss of RMB33.3 million for the same period of the fiscal year 2024.

Basic and Diluted Net (Loss) Earnings per ADS

Basic and diluted net earnings per ADS were RMB0.935 (US$0.128) and RMB0.126 (US$0.018) for the first half of the fiscal year 2025, respectively compared to basic and diluted net loss per ADS of RMB0.526 and RMB0.526, respectively for the corresponding period of the fiscal year 2024, respectively.

Cash and Cash Equivalents

As of December 31, 2024, we had cash and cash equivalents of RMB270.2 million (US$37.0 million), and we had cash and cash equivalents of RMB295.7 million as of June 30, 2024. The decrease was due to loans provided to third parties amounting to RMB111.0 million in the aggregate offset by positive cash inflows from Company’s core operations amounted to RMB98.6 million.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of the fiscal year 2025 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB 7.2993 to US$1.00, the effective central parity rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When THE COMPANY uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from THE COMPANY’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: THE COMPANY’s ability to obtain proceeds from the Agreement; THE COMPANY’s goals and strategies; THE COMPANY’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets THE COMPANY serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by THE COMPANY with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in THE COMPANY’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. THE COMPANY undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2024	December 31, 2024
	RMB	RMB	USD
ASSETS:
Current assets:
Cash and cash equivalents	295,693	270,178	37,014
Restricted cash	47,920	35,539	4,869
Accounts receivable, net	272,931	182,630	25,020
Short-term investments	583,918	618,840	84,781
Contract assets, net	323,222	260,368	35,670
Other receivables, net	38,819	35,105	4,809
Loan receivables, net	774,051	803,608	110,094
Other current assets	48,753	37,262	5,105
Total current assets	2,385,307	2,243,530	307,362
Non-current assets:
Restricted bank deposit - non-current	26,783	18,088	2,478
Contract assets - non-current, net	726,879	693,638	95,028
Property, plant, and equipment, net	86,776	78,557	10,762
Intangible assets, net	417,567	218,163	29,888
Goodwill, net	243,109	-	-
Deferred tax assets, net	35,250	9,976	1,367
Investments in affiliates	8,614	1,006,932	137,949
Right-of-use assets	122,239	81,987	11,232
Other non-current assets	225,354	212,573	29,123
Total non-current assets	1,892,571	2,319,914	317,827
Total assets	4,277,878	4,563,444	625,189

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Short-term loan	98,375	134,976	18,492
Accounts payable	194,358	116,711	15,988
Accrued commissions	148,134	128,314	17,579
Other payables and accrued expenses	180,509	272,229	37,295
Accrued payroll	68,093	66,513	9,112
Income taxes payable	96,780	73,429	10,060
Current operating lease liability	54,233	40,130	5,498
Other current liabilities	10,505	312	43
Total current liabilities	850,987	832,614	114,067
Accrued commissions – non-current	408,416	387,540	53,093
Other tax liabilities	45,365	43,384	5,944
Deferred tax liabilities	237,074	271,956	37,257
Non-current operating lease liabilities	62,954	38,444	5,267
Other non-current liabilities	33,374	33,374	4,572
Total non-current liabilities	787,183	774,698	106,133
Total liabilities	1,638,170	1,607,312	220,200

Commitments and contingencies
Mezzanine equity:
Redeemable ordinary shares	45,794	46,856	6,419

EQUITY:
Ordinary shares	2,617	2,617	359
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,583,017	1,454,937	199,326
Statutory reserves	23,064	23,196	3,178
Accumulated deficit	(321,254)	(89,276)	(12,231)
Accumulated other comprehensive loss	(2,293)	(4,899)	(671)
Total shareholders’ equity to Highest Performances Holdings Inc.	1,285,122	1,386,546	189,957
Non-controlling interests	1,308,792	1,522,730	208,613
Total shareholders’ equity	2,593,914	2,909,276	398,570
Total liabilities and shareholders’ equity	4,277,878	4,563,444	625,189

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive (Loss)/Income

(In thousands, except for percentages)

	Six months ended December 31,
	2023	2024
	RMB	RMB	USD	Change (%)
Net Revenues:
Agency	-	430,341	58,957	N/A
Life insurance business	-	357,468	48,973	N/A
Non-life insurance business	-	72,873	9,984	N/A
Claims adjusting	-	254,940	34,927	N/A
Wealth management and others	35,577	30,480	4,175	(14.3)%
Total net revenues	35,577	715,761	98,059	1911.9%
Operating costs and expenses:
Agency	-	(248,534)	(34,049)	N/A
Life insurance business	-	(188,199)	(25,783)	N/A
Non-life insurance business	-	(60,335)	(8,266)	N/A
Claims adjusting	-	(165,752)	(22,708)	N/A
Wealth management and others	(8,368)	(4,490)	(615)	(46.3)%
Total operating costs	(8,368)	(418,776)	(57,372)	4904.5%
Selling expenses	(10,991)	(104,145)	(14,268)	847.5%
General and administrative expenses	(43,638)	(333,310)	(45,663)	663.8%
Total operating costs and expenses	(62,997)	(856,231)	(117,303)	1259.2%
Impairment loss	-	(355,903)	(48,759)	N/A
Loss from operations	(27,420)	(496,373)	(68,003)	1710.3%
Other income, net:
Net loss from fair value change	-	(4,738)	(649)	N/A
Investment income related to the realized gain on available-for-sale investments	68	21,892	2,999	32094.1%
Interest income, net	3,125	9,788	1,341	213.2%
Gains from the disposal of subsidiaries	-	896,085	122,763	N/A
Others, net	(1,080)	(29,782)	(4,080)	2657.6%
Income (Loss) before income taxes and share of loss of affiliates	(25,307)	396,872	54,371	N/A
Income tax expense	(7,945)	(79,781)	(10,930)	904.2%
Share of loss of affiliates	-	(3,931)	(539)	N/A
Net (loss) income	(33,252)	313,160	42,902	N/A
Less: net income attributable to the noncontrolling interests	-	81,050	11,104	N/A
Net (loss) income attributable to owners of the Company	(33,252)	232,110	31,798	N/A

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive (Loss)/Income (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended December 31,
	2023	2024
	RMB	RMB	USD
Net (loss) earnings per share:
Basic	(0.350)	0.623	0.085
Diluted	(0.350)	0.084	0.012
Net (loss) earnings per ADS:
Basic	(0.526)	0.935	0.128
Diluted	(0.526)	0.126	0.018
Weighted average number of shares used in computation:
Basic and diluted	94,885,079	372,547,538	372,547,538

Net (loss) income	(33,252)	313,160	42,902
Other comprehensive income (loss)	88	(2,606)	(357)
Total Comprehensive income (loss)	(33,164)	310,554	42,545

HIGHEST PERFORMANCES HOLDINGS INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	Six months ended December 31,
	2023	2024
	RMB’000	RMB’000	USD’000
Net cash provided by operating activities	11,813	98,623	13,514
Net cash provided by (used in) investing activities	486,801	(179,105)	(24,537)
Net cash provided by financing activities	10,462	32,975	4,517
Net increase (decrease) in cash and cash equivalents, and restricted cash	509,076	(47,507)	(6,506)
Cash, cash equivalents and restricted cash at beginning of period	164,470	370,396	50,744
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(41)	916	123
Cash, cash equivalents and restricted cash at end of period	673,505	323,805	44,361